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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549


                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                               (Amendment No.3 )

                            Max & Erma's Restaurants, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                        Common Stock, $.10 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  577903 10 7
                                 --------------
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO.  577903 107                  13G              Page ____ of ____ Pages
         ------------
-------------------------------------------------------------------------------
1  NAME OR REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     TODD B. BARNUM
     ###-##-####
-------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                         (a) [ ]
                                                         (b) [ ]
-------------------------------------------------------------------------------
3  SEC USE ONLY

-------------------------------------------------------------------------------
4  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States

-------------------------------------------------------------------------------
                    5 SOLE VOTING POWER

   NUMBER OF           417,757
    SHARES         -------------------------------------------------------------
 BENEFICIALLY       6 SHARED VOTING POWER
   OWNED BY
    EACH           -------------------------------------------------------------
  REPORTING          7 SOLE DISPOSITIVE POWER
   PERSON
   WITH              417,757
                   -------------------------------------------------------------
                    8 SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   417,757

-------------------------------------------------------------------------------

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
   Includes 402 shares owned by Mr. Barnum's spouse as to which Mr. Barnum disclaims beneficial ownership

-------------------------------------------------------------------------------

11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

   9.9%

-------------------------------------------------------------------------------

12 TYPE OF REPORTING PERSON*

   IN

-------------------------------------------------------------------------------

               *SEE INSTRUCTION BEFORE FILLING OUT!




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                                  SCHEDULE 13G

Item 1.

         (a)      Name of Issuer:  Max & Erma's Restaurants, Inc.

         (b)      Address of Issuer's Principal Executive Offices:

                       4849 Evanswood Drive, Columbus, Ohio 43229

Item 2.

         (a)      Name of Person Filing:  Todd B. Barnum

         (b)      Address of Principal Business Office, or, if none, Residence:

                       4849 Evanswood Drive, Columbus, Ohio 43229

         (c)      Citizenship:  Mr. Barnum is a United States Citizen

         (d)      Title of Class of Securities:  common stock, $.10 par value

         (e)      CUSIP Number:  577903 10 7

Item 3.

         Not Applicable

Item 4.

         (a) Amount Beneficially Owned: 417,757 shares (Includes 64,625 shares which Mr. Barnum has a right to purchase under presently exercisable options. Also includes 402 shares owned by Mr. Barnum's spouse as to which Mr. Barnum disclaims beneficial ownership.)

         (b)      Percent of Class:  9.9%

         (c)      Number of shares as to which such persons have:

                  (i)    sole power to vote or to direct the vote:  417,757

                  (ii)   shares power to vote or to direct the vote:  0 shares

                  (iii)  sole power to dispose or to direct the disposition of:
                         417,757

                  (iv) shares power to dispose or to direct the disposition of: 0 shares



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Item 5.           Ownership of Five Percent of Less of a Class.

                  Not applicable.

Item 6.           Ownership of More than Five Percent Behalf of Another Person.

                  Not Applicable.

Item 7. Indemnification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company.

                  Not Applicable.

Item 8.           Indemnification and Classification of Members of the Group.

                  Not Applicable.

Item 9.           Notice of Dissolution of Group.

                  Not Applicable.

Item 10.          Certification.

                  Not Applicable.

                                   SIGNATURES

         After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  February 7, 1997                   /s/ Todd B. Barnum
                                        ---------------------------
                                               Todd B. Barnum